SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED to

Commission file number 1-13179

A.                                   Full title of the plan and address of the plan, if different from that of the issuer named below:

FLOWSERVE CORPORATION RETIREMENT SAVINGS PLAN

B.                                     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWSERVE CORPORATION

5215 North O’Connor Blvd.

Suite 2300

Irving, TX 75039

REQUIRED INFORMATION

The Flowserve Corporation Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Item 4.  In lieu of the requirements of Items 1, 2 and 3 of Form 11-K, the following financial statements and schedules of the Plan (which have been prepared in accordance with the financial reporting requirements of ERISA), notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Form 11-K:

(a)                      Report of Independent Registered Public Accounting Firm.

(b)                     Statements of Net Assets Available for Benefits for the December 31, 2003 and 2002.

(c)                      Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003.

(d)                     Notes to Financial Statements.

(e)                      Schedule H; Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2003.

(f)                        Schedule H; Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2003.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements and Report of Independent Registered Public Accounting Firm in the Registration Statements on Form S-8 pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee of Flowserve Corporation, which administers the Plan, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Flowserve Corporation Retirement Savings Plan

	By:	Ronald F. Shuff
	Name:	Ronald F. Shuff,
Authorized member of the Pension and Investment Committee

Date: June 28, 2004

INDEX TO EXHIBITS

The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit

23.1 Consent of PricewaterhouseCoopers LLP

99.1                            Annual Financial Statements of the Flowserve Corporation Retirement Savings Plan as of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm